UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   ROSSKAMM, ALAN
   450 WINKS LANE


   BENSALEM, PA  19020
2. Issuer Name and Ticker or Trading Symbol
   CHARMING SHOPPES, INC. (CHRS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   06/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $8.04000        06/27/02       A     V   6,500                             06/01/03 (2) 06/27/12
(right to buy) (1)
Restricted Share Units         (3)             06/27/02       A     V   3,000                             (3)          (3)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Non-Qualified Stock Option     06/27/02  Common Stock                   6,500         (1)         6,500         D   Direct
(right to buy) (1)
Restricted Share Units         06/27/02  Common Stock                   3,000         (3)         3,000         D   Direct

Explanation of Responses:

(1)
Stock option granted under Charming Shoppes, Inc. Amended and Restated Non-Employee Directors Compensation Program for no
consideration other than services, in a transaction exempt under Rule 16b-3.
(2)
Option becomes exercisable for 20% of the underlying shares, annually, beginning on the date indicated.
(3)
Each restricted share unit ("RSU") represents a right to receive cash upon settlement equal to the value of one share of common stock or, in certain cases, one share of common stock rather than cash.  RSUs were automatically granted under the Company's
Amended and Restated Non-Employee Directors Compensation Program for no consideration other than services, in a transaction exempt under Rule 16b-3(d), and will vest and become non-forfeitable at June 1, 2003 or earlier in the event of death, disability, or termination of service as a director in certain other circumstances.  RSUs will be settled upon vesting, except that the Reporting
Person may elect to defer settlement, in which case deferred RSUs will be settled in a lump sum or in installments at or following the Reporting Person's termination of service as a director in accordance with such deferral election.

SIGNATURE OF REPORTING PERSON
/S/ ROSSKAMM, ALAN
DATE 08/07/02